恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

07028969

082-03964

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 26 2007
WASH. D.C. 210

Our Ref.: HASE/TL/HI/05193

18th September, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose for your information a copy of the Company's Annual Results Announcement for the year ended 30th June, 2007, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

2006/2007 ANNUAL RESULTS ANNOUNCEMENT

CHAIRMAN'S STATEMENT

Dear Shareholders,

On behalf of your Board, I am pleased to present my report on the operations of the Group for the year ended 30 June 2007.

DISPOSAL OF INTERESTS IN CERTAIN COMPANIES TO HENDERSON LAND DEVELOPMENT COMPANY LIMITED

On 27 March 2007, the Company and Henderson Land Development Company Limited ("Henderson Land") entered into an agreement providing for the acquisition by Henderson Land, for cash, of the Group's property portfolio, the 31.36% interest in Hong Kong Ferry (Holdings) Company Limited, the 44.21% interest in Miramar Hotel and Investment Company, Limited and certain listed securities. Upon completion of the transaction, the Group mainly held a 38.55% stake of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas") and certain infrastructure business. As part of the transaction which was completed on 13 June 2007, a distribution of HK$5.00 per share was made to Shareholders.

The Company received an aggregate amount of consideration in cash of approximately HK$12,072.6 million from Henderson Land for the transaction. By way of the distribution of HK$5.00 per share, the Company paid a sum of approximately HK$15,236.6 million in cash to Shareholders.

A gain of HK$925.4 million from the transaction was recorded by the Group.

PROFIT AND NET ASSETS

The Group profit attributable to equity shareholders for the year amounted to HK$5,391.1 million, representing an increase of HK$1,723.9 million or 47.0% over that for the previous year. Earnings per share were HK$1.77 (2006: HK$1.28).

The underlying profit for the year, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$4,691.6 million, or an increase of HK$2,625.5 million or 127.1%. Based on the underlying profit, the earnings per share were HK$1.54 (2006: HK$0.72).

Excluding the profit from the businesses which have been disposed of, the profit attributable to equity shareholders for the year from continuing operations amounted to HK$3,626.3 million (2006: HK$1,928.0 million), representing an increase of HK$1,698.3 million or 88.1% over that for the previous year. Excluding the revaluation surplus of investment properties (net of deferred tax), the underlying profit from continuing operations amounted to HK$3,313.2 million, or an increase of HK$1,714.0 million or 107.2%. Earnings per share from continuing operations were HK$1.09 (2006: HK$0.56).

With the completion of disposal of interests in certain companies to Henderson Land, the net asset value attributable to equity shareholders at 30 June 2007 amounted to HK$16,961.6 million.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.15 per share to Shareholders whose names appear on the Register of Members of the Company on 3 December 2007. Based on the shares of the Company in issue, the final dividend will amount to a total of approximately HK$457.1 million. Including the interim dividend already paid of HK$0.13 per share, the total distribution for the full year will be HK$0.28 per share, which is the same as the total distribution per share in the previous year. Warrants for the final dividend will be sent to Shareholders on 4 December 2007.

In addition to the interim and final dividends for the year, as mentioned earlier a cash distribution of HK$5.00 per share was made to Shareholders upon completion of asset disposal to Henderson Land.

As stated in the circular to shareholders dated 20 April 2007, following completion of disposal of interests in certain companies to Henderson Land, cash dividends received by the Group from Hong Kong and China Gas will be fully distributed to Shareholders, subject to availability of sufficient distributable reserves. This will be the future dividend policy of the Company post completion of the transaction until and unless the Group invests in new infrastructure or other projects in the future.

BUSINESS REVIEW

Continuing Operations

Infrastructure

The Group's infrastructure business mainly comprises interests in Hangzhou Qianjiang Third Bridge and a highway in Maanshan City, Anhui Province. They are both strategically located in the Yangtze River Delta, one of the high growth regions in mainland China.

Qianjiang Third Bridge and the highway in Anhui Province were, respectively, 55.7% and 31.4% effectively owned by the Group at 30 June 2007. With the exception of the former in which certain shareholdings are held directly by the Company, the investments in the two projects have been made by China Investment Group Limited, which was owned to the extent of 64.06% by the Company during the year.

The profit contribution from this business segment increased from last year's HK$81.8 million to HK$130.7 million, mainly due to the increase in traffic volume for Hangzhou Qianjiang Third Bridge following the completion of repair and maintenance work to it during the year.

Associated Company - The Hong Kong and China Gas Company Limited

Background and Lines of Business

(I) Hong Kong Core Businesses
Founded in 1862, The Hong Kong and China Gas Company Limited was the first public utility in Hong Kong and today remains the sole supplier of piped gas in Hong Kong. Its core businesses comprise production and distribution of gas, marketing of gas and gas appliances, and comprehensive after-sales services. Hong Kong and China Gas serves over 1.6 million local customers spread throughout Hong Kong, Kowloon peninsula, some new towns in the New Territories, as well as North Lantau Island including the Hong Kong International Airport.

Hong Kong and China Gas continues to expand its gas network to cope with the public demand for clean and reliable supply of energy. The 24 km Eastern Transmission Pipeline will allow the eastern part of the New Territories to have a ring-feed system when it is completed in 2007. Similar work for the western New Territories also began in 2006. By the end of 2006, its town gas pipeline network in Hong Kong stood at around 3,236 km, covering 85% of Hong Kong's households.

In order to receive natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal, Hong Kong and China Gas has laid twin 34 km submarine pipelines from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong. Following the commissioning of both pipelines and natural gas receiving stations in Tai Po, natural gas and naphtha have been used as a dual feedstock mix for producing town gas since October 2006. The signing of a 25-year contract in 2003 by Hong Kong and China Gas has secured natural gas at a price currently lower than that of naphtha. Savings on fuel costs have been passed on to customers, thus enhancing the competitiveness of its business.

(II) Mainland China Businesses
During the past decade, Hong Kong and China Gas has been actively developing piped city-gas businesses in mainland China. A significant milestone was reached in December 2006 when it agreed to acquire an approximately 43.97% equity stake in Towngas China Company Limited ("Towngas China", formerly known as Panva Gas Holdings Limited), a well-established mainland China piped city-gas operator, in exchange for interests in ten Hong Kong and China Gas's piped city-gas projects in Shandong and Anhui provinces. Hong Kong and China Gas group has subsequently appointed four executive directors, including the Chairman, to the board of directors of Towngas China. With the injection of Hong Kong and China Gas' management expertise, financial resources and technical skills, Towngas China will improve its operational competitiveness. With the ability to advance more rapidly in mainland markets where Towngas China's network is firmly entrenched, such as the southwest and northwest of China, Hong Kong and China Gas will also extend its reach within mainland China. On a combined basis, Hong Kong and China Gas and Towngas China have a total of 60 piped city-gas projects, spread across 11 provinces and an area of Beijing.

Having established a solid base, Hong Kong and China Gas is now expanding its scope of investments to include upstream natural gas and some other energy related businesses. Hong Kong and China Gas also operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. Diversification is rapidly transforming Hong Kong and China Gas group from its origins as a local company focused on a single business into a sizeable, nationwide, multi-business corporation.

(III) Diversified Businesses

Through its wholly-owned subsidiary, the ECO Energy Company Limited, Hong Kong and China Gas has diversified into various green businesses including Liquefied Petroleum Gas (LPG) vehicle filling stations and the utilization of landfill gas. To date, ECO is operating a total of five LPG filling stations, which are strategically located in Chai Wan, Mei Foo, Tuen Mun, West Kowloon and Wan Chai. ECO was also the first organization in Hong Kong to utilize landfill gas for commercial use. Construction of an on-site treatment facility and a 19 km pipeline connecting the North East New Territories landfill gas project to Tai Po gas production plant were both completed in 2006. With their full commissioning, landfill (methane) gas will be captured and processed, partially replacing naphtha as a fuel for town gas production. The reduced flaring-off of methane into the atmosphere brings improvements in air quality, while the reduced use of naphtha, which comes from the cracking of fossil fuel, will also save scarce natural resources.

In the mid-1990s, Hong Kong and China Gas entered the local property development business in Hong Kong, with the aim of realizing the potential of its land resources and maximizing returns to its shareholders by deploying its excess cash. In 1995, Hong Kong and China Gas took a 45% equity interest in the King's Park Hill development project, which was completed in early 2000 with a mixture of luxury houses and apartments. In 1996, it participated in the development of International Finance Centre, a landmark project in the heart of Hong Kong, and it currently held 15.8% of its stake. Grand Promenade and Grand Waterfront, two successful luxury residential developments, were also co-developed by Hong Kong and China Gas and Henderson Land. It has a 50% interest in the Grand Promenade project at Sai Wan Ho, while for the Grand Waterfront at the former south plant site at Ma Tau Kok, it is entitled to 73% of the net sales proceeds of the residential portion, in addition to the full interest in the commercial and carpark portion.

Half-yearly Results

The unaudited profit after taxation attributable to shareholders of Hong Kong and China Gas for the six months ended 30 June 2007 amounted to HK$5,469.9 million, including a HK$2,235.7 million gain resulting from the acquisition of shares in Towngas China by way of asset injection and a HK$1,270.4 million profit resulting from the sale of properties and revaluation surplus on an investment property.

(I) Gas business in Hong Kong

For the six months ended 30 June 2007, the 1.9% drop in the volume of residential gas sales was offset by 3.2% growth in the volume of commercial and industrial gas sales, leading to a slight increase of 0.2% in the total volume of gas sales in Hong Kong. As at 30 June 2007, the number of customers was 1,631,302, an increase of 24,461 from the end of June 2006.

(II) Business development in mainland China

Hong Kong and China Gas's mainland businesses are progressing well. Its first coalbed gas liquefaction joint venture project started in early July 2007 in Jincheng, Shanxi province with commissioning expected by mid-2008. It also established its first joint venture for energy exploitation in early 2007 in Jilin province.

Following the acquisition of Towngas China as an associated company, its well-recognised and reputable brand name of "Towngas" in Chinese has been adopted by Hong Kong and China Gas for the mainland city-gas businesses.

Inclusive of Towngas China, Hong Kong and China Gas currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector.

(III) Environmentally-friendly energy business
Revenue from ECO's dedicated liquefied petroleum gas filling stations increased during the first half of 2007. ECO is now leveraging its expertise by developing environmentally-friendly energy businesses on the mainland. An experimental project involving the construction and operation of several compressed natural gas filling stations for heavy duty trucks is running in Shaanxi province.

ECO's landfill gas project is also progressing well and the North East New Territories ("NENT") landfill gas treatment facility was commissioned in early 2007. Treated landfill gas is being transported to Tai Po gas production plant via a 19 km pipeline to partially substitute naphtha as a fuel for town gas production.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38 so as to supply aviation fuel directly to Hong Kong International Airport. The project is progressing as scheduled and is expected to be commissioned by 2010.

(IV) Property developments
For the six months ended 30 June 2007, HK$728.2 million was recognized as its share of profits arising from the sale of units at Grand Promenade, Grand Waterfront and King's Park Hill property development projects, whilst its share of a revaluation surplus from International Finance Centre was HK$542.2 million. For the same period of last year, Hong Kong and China Gas's share of profits from its sales of properties was HK$117.7 million and its share of a revaluation surplus from this investment property was HK$588.2 million. Leasing for the 150,000-square feet commercial area at Grand Waterfront, a property development project located at the Ma Tau Kok south plant site, started in the second half of 2007.

As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers in Hong Kong. Also, in mainland China, Hong Kong and China Gas will develop upstream, midstream, downstream and emerging energy markets at a faster rate and it is expected to have good prospects for its mainland businesses.

Discontinued Operations

A review of the Discontinued Operations is contained in the Financial Review.

CORPORATE FINANCE

All of the Group's bilateral banking facilities to fund the general operations are denominated in Hong Kong Dollars. For the Group's subsidiary, China Investment Group Limited, a portion of its borrowings to fund its toll road project in Mainland China is denominated in Renminbi. Apart from its investments in China which are denominated in Renminbi and are not hedged, the Group had no other material open foreign exchange positions at the year end.

PROSPECTS

Through the disposal of interests in certain companies, the Group successfully unlocked value for Shareholders and allowed them to realize part of this value in cash through the distribution, as explained in the circular to Shareholders dated 20 April 2007. Following completion of the transaction, the Group concentrated on the infrastructure business in mainland China, in addition to its shareholding in Hong Kong and China Gas.

Traffic flows in the Yangtze River Delta region are expected to grow in tandem with the robust economic development there, whilst car ownership will also increase because of improving affordability. Thus, the Group entered into agreement on 29 August 2007 to acquire the remaining 35.94% interest in China Investment Group Limited at a consideration of approximately HK$145.02 million, making it a wholly-owned subsidiary of the Group. This acquisition is a reflection of the Group's strategy to expand the infrastructure business.

Hong Kong and China Gas is expected to perform well both in Hong Kong and mainland China. In Hong Kong, its price competitiveness has been enhanced through the introduction of natural gas, while its mainland business will also further prosper since the total number of its piped city gas projects has increased with the acquisition of Towngas China.

APPRECIATION

Mr. Lau Chi Keung, Executive Director, stepped down from the Board during the year. I would like to thank him most sincerely for his many loyal years of service and invaluable contributions to the Group. On behalf of all his colleagues, I wish him a pleasant retirement.

I would also like to take this opportunity to thank my fellow directors for their wise counsel and support, and to thank the management and staff at all levels for their dedication, hard work and contributions in the past year. I know I can continue to count on them in our quest to deliver value to our Shareholders.

Lee Shau Kee
Chairman

Hong Kong, 17 September 2007

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30 JUNE 2007

	Note	**2007** **HK$ million**	2006 (re-stated) HK$ million
Continuing operations:			
Turnover	2	**188.7**	136.4
Direct costs		**(49.5)**	(47.0)
		139.2	89.4
Other income/other gains	3	**224.0**	124.4
Administrative expenses		**(44.6)**	(43.0)
Profit for the year of disposal group		**11.3**	11.2
Profit from operations		**329.9**	182.0
Finance costs	4(a)	**(4.1)**	(9.9)
Share of profits less losses of associates		**3,404.2**	1,798.9
Profit before taxation	4	**3,730.0**	1,971.0
Income tax	5	**(36.0)**	(12.4)
Profit for the year from continuing operations		**3,694.0**	1,958.6
Discontinued operations:			
Profit for the year from discontinued operations	6	**1,775.2**	1,736.5
Profit for the year		**5,469.2**	3,695.1
Attributable to:			
Equity shareholders of the Company			
- Continuing operations		**3,626.3**	1,928.0
- Discontinued operations		**1,764.8**	1,739.2
		5,391.1	3,667.2
Minority interests			
- Continuing operations		**67.7**	30.6
- Discontinued operations		**10.4**	(2.7)
		78.1	27.9
Profit for the year		**5,469.2**	3,695.1

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30 JUNE 2007 (continued)

	Note	2007 HK$ million	2006 (re-stated) HK$ million
Dividends payable to equity shareholders of the Company attributable to the year	7		
Interim dividend declared during the year		**396.2**	396.2
Cash distribution declared during the year		**15,236.6**	—
Final dividend proposed after the balance sheet date		**457.1**	457.1
		16,089.9	853.3
Earnings per share – basic and diluted	8(a)		
		HK$	HK$
From continuing operations		**1.19**	0.67
From discontinued operations		**0.58**	0.61
		1.77	1.28

CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2007

	Note	**2007 HK$ million**	2006 HK$ million
Non-current assets			
Investment properties		—	6,058.0
Property, plant and equipment		**596.6**	637.7
Prepaid lease payments		—	63.3
Toll highway operation rights		**178.9**	171.1
Interests in associates		**14,443.7**	16,243.0
Other non-current assets		**118.6**	412.7
Deferred tax assets		—	3.2
		15,337.8	23,589.0
Current assets			
Inventories		—	309.5
Trade and other receivables	10	**353.7**	280.4
Amounts due from affiliates		**68.0**	142.4
Pledged bank deposits		—	20.2
Cash and cash equivalents		**3,684.1**	5,156.8
		4,105.8	5,909.3
Assets classified as held for sale		**419.8**	378.6
		4,525.6	6,287.9
Current liabilities			
Bank loans and overdrafts		**22.7**	87.8
Trade and other payables	11	**186.0**	281.0
Amounts due to affiliates		**1,801.5**	65.9
Current taxation		**50.7**	81.6
		2,060.9	516.3
Liabilities associates with assets classified as held for sale		**255.4**	240.3
		2,316.3	756.6
Net current assets		**2,209.3**	5,531.3
Total assets less current liabilities		**17,547.1**	29,120.3
Non-current liabilities			
Bank loans		**6.2**	26.1
Deferred tax liabilities		**14.2**	693.9
Amount due to an affiliate		—	120.2
		20.4	840.2
NET ASSETS		**17,526.7**	28,280.1

CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2007 (continued)

	Note	**2007** **HK$ million**	2006 HK$ million
CAPITAL AND RESERVES			
Share capital		**609.5**	609.5
Reserves		**16,352.1**	27,043.1
Total equity attributable to equity shareholders of the Company		**16,961.6**	27,652.6
Minority interests		**565.1**	627.5
TOTAL EQUITY		**17,526.7**	28,280.1

Notes

1 **Basis of preparation**

The annual results set out in this announcement do not constitute the Group's statutory accounts for the year ended 30 June 2007 but are extracted from those accounts.

The statutory accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. The accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The measurement basis used in the preparation of the accounts is the historical cost basis except that investment properties and financial instruments classified as available-for-sale securities are stated at their fair value.

2 **Turnover**

Turnover of the Group mainly represents rental income, income of infrastructure business, income from hotel operation, provision of security guard services and information technology services, sale of properties and others. Turnover recognised during the year is analysed as follows:

	2007 **HK$ million**	2006 (re-stated) HK$ million
Continuing operations		
Toll fee income	**188.7**	136.4
Discontinued operations		
Rental income	**370.1**	613.8
Hotel operation	**90.9**	95.3
Security guard services	**65.3**	64.8
Sale of properties	**38.3**	3.6
Information technology services	**2.7**	56.8
Others	**145.7**	176.4
	713.0	1,010.7

3 Other income/other gains

	2007	2006 (re-stated)
	HK$ million	HK$ million
Continuing operations		
Exchange gain, net	**—**	0.5
Interest income	**220.1**	123.4
Sundry income	**3.9**	0.5
	224.0	124.4
Discontinued operations		
Compensation for early termination of tenancy agreements	**0.5**	0.4
Dividend income from listed investments	**2.6**	6.7
Interest income	**1.2**	0.8
Sponsorship fee	**0.1**	1.4
Sundry income	**2.7**	5.6
	7.1	14.9

4 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	2007	2006 (re-stated)
	HK$ million	HK$ million
(a) Finance costs		
Continuing operations		
Bank loans and overdrafts	**1.7**	9.0
Other borrowings wholly repayable within five years	**2.4**	0.9
	4.1	9.9
Discontinued operations		
Other borrowings wholly repayable within five years	**—**	0.1
(b) Staff costs (including directors' emoluments)		
Continuing operations		
Contributions to defined contribution retirement plans	**0.1**	0.1
Salaries, wages and other benefits	**11.7**	11.0
	11.8	11.1
Discontinued operations		
Contributions to defined contribution retirement plans	**4.2**	8.0
Salaries, wages and other benefits	**108.6**	183.4
	112.8	191.4
(c) Other items		
Continuing operations		
Amortisation of toll highway operation rights	**10.1**	15.6
Depreciation	**21.6**	20.5
Auditor's remuneration		
- audit service	**1.8**	1.3
Impairment losses on available-for-sale securities	**13.5**	0.3
Operating lease charges: minimum leases payments		
- property rentals	**0.9**	0.7

4 Profit before taxation (continued)

Profit before taxation is arrived at after charging/(crediting): (continued)

	2007 HK$ million	2006 (re-stated) HK$ million
(c) Other items (continued)		
Discontinued operations		
Amortisation of prepaid lease payments	**1.2**	1.7
Depreciation	**12.5**	32.6
Auditor's remuneration		
- audit service	**2.1**	1.6
- non-audit service	**3.3**	—
Cost of sales		
- trading inventories	**45.3**	125.4
- completed properties for sale	**19.4**	2.8
Impairment losses on		
- debtors	**—**	1.3
- property, plant and equipment	**—**	4.5
Loss on disposal/write off of property, plant and equipment	**17.5**	7.8
Operating lease charges: minimum leases payments		
- property rentals	**4.8**	98.0
- telecommunications network facilities	**0.5**	2.7
Rental received and receivable from investment properties less direct outgoings of HK$84.6 million (2006: HK$109.9 million)	**(183.3)**	(224.6)
Other rental income less direct outgoings	**(84.5)**	(100.4)
Write back of allowance for completed properties for sale	**—**	(19.5)

5 Income tax

Income tax in the consolidated profit and loss account represents:

	2007 HK$ million	2006 HK$ million
Current tax – Hong Kong Profits Tax		
- Provision for the year	**39.4**	57.5
- Under/(over) provision in respect of prior years	**14.7**	(17.5)
	54.1	40.0
Current tax – Mainland China		
- Provision for the year	**20.8**	12.1
Deferred taxation		
- Origination and reversal of temporary differences	**34.5**	132.8
	109.4	184.9
Attributable to:		
- Continuing operations	**36.0**	12.4
- Discontinued operations	**73.4**	172.5
	109.4	184.9

Provision for Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Taxation for subsidiaries outside Hong Kong is calculated at the rates prevailing in the relevant jurisdictions. Certain subsidiaries of the Group operating in Mainland China are eligible for certain tax holidays and concessions for the year.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the PRC (the "new CIT Law"), under which all domestic-invested enterprises and foreign-invested enterprises will be subject to a standard corporate income tax rate of 25% with effect from 1 January 2008. The new CIT Law provides preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit. As at the date of this announcement, detailed measures concerning these items have yet to be issued by the State Council. Consequently, the Group is not in a position to assess the impact, if any, to the carrying value of deferred tax liabilities as at 30 June 2007. The Group will continue to evaluate the impact when more detailed regulations are announced.

6 Discontinued operations

(a) The Group's discontinued operations comprise the following:

(i) Pursuant to an agreement dated 27 March 2007 entered into between the Company and Henderson Land Development Company Limited ("HLD"), the Company (i) disposed of its entire interests in certain subsidiaries and associates (collectively referred to as "Sale Companies") and (ii) assigned the loans due to the Company by the Sale Companies, to HLD at a cash consideration totalling approximately HK$12,072.6 million (the "Sale"). Further details are set out in the Company's circular dated 20 April 2007. The Sale was completed on 13 June 2007 (the "Completion"), resulting in a gain on disposal of the Sale Companies of approximately HK$925.4 million.

Following the Completion and commencing from 14 June 2007, the Group ceased to be interested in the businesses of property leasing, hotel operation, security guard services and other businesses, as well as certain associates including Miramar Hotel and Investment Company, Limited and Hong Kong Ferry (Holdings) Company Limited.

(ii) On 2 December 2006, the Company entered into a sale and purchase agreement with Sunlight Real Estate Investment Trust ("Sunlight REIT") for the sale to Sunlight REIT of the shares of a subsidiary of the Company which was engaged in property investment and the shareholders' loan owing by the subsidiary to the Company. The aggregate cash consideration is approximately HK$38.8 million, resulting in a gain on disposal to the Group of approximately HK$4.6 million.

6 Discontinued operations (continued)

(b) The results of the discontinued operations for the years ended 30 June 2006 and 2007 are as follows:

	Note	**2007 HK$ million**	2006 HK$ million
Turnover	2	**713.0**	1,010.7
Direct costs		**(373.8)**	(454.8)
		339.2	555.9
Other income/other gains	3	**7.1**	14.9
Selling and distribution costs		**(23.6)**	(61.2)
Administrative expenses		**(53.3)**	(143.8)
Impairment loss on goodwill arising from acquisition of additional interests in subsidiaries		**—**	(161.8)
Profit from operations before changes in fair value of investment properties		**269.4**	204.0
Increase in fair value of investment properties		**219.5**	1,014.9
Profit from operations after changes in fair value of investment properties		**488.9**	1,218.9
Finance costs	4(a)	**—**	(0.1)
Share of profits less losses of associates		**429.7**	690.2
Profit before taxation		**918.6**	1,909.0
Income tax	5	**(73.4)**	(172.5)
Profit for the year		**845.2**	1,736.5
Net gain on disposal of Sale Companies and a subsidiary		**930.0**	—
		1,775.2	1,736.5

7 Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2007 HK$ million	2006 HK$ million
Interim dividend declared of HK13 cents (2006: HK13 cents) per share	**396.2**	396.2
Cash distribution of HK$5 (2006: HK$Nil) per share	**15,236.6**	—
Final dividend proposed after the balance sheet date of HK15 cents (2006: HK15 cents) per share	**457.1**	457.1
	16,089.9	853.3

Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on 14 May 2007 and upon the fulfilment of the conditions attached to the special resolution, a cash distribution of HK$5 per share, amounting to HK$15,236.6 million, was made on 13 June 2007 to the then shareholders of the Company.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2007 HK$ million	2006 HK$ million
Final dividend in respect of the previous financial year, approved and paid during the year, of HK15 cents (2006: HK15 cents) per share	**457.1**	422.6

8 Earnings per share

(a) Earnings per share – basic and diluted

(i) From continuing operations

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$3,626.3 million (2006 (restated): HK$1,928.0 million) and the weighted average number of ordinary shares of 3,047,327,395 (2006: 2,858,916,436) in issue during the year.

(ii) From discontinued operations

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$1,764.8 million (2006 (restated): HK$1,739.2 million) and the weighted average number of ordinary shares of 3,047,327,395 (2006: 2,858,916,436) in issue during the year.

8 Earnings per share (continued)

(b) Adjusted earnings per share

The calculation of adjusted earnings per share (excluding fair value gain of investment properties net of deferred taxation) is based on the profit attributable to equity shareholders of the Company, as adjusted below, and the weighted average number of ordinary shares of 3,047,327,395 (2006: 2,858,916,436) in issue during the year:

	2007 HK$ million	2006 HK$ million
Profit attributable to equity shareholders of the Company	**5,391.1**	3,667.2
Effect of changes in fair value of investment properties	**(219.5)**	(1,014.9)
Effect of deferred taxation on changes in fair value of investment properties	**38.4**	153.1
Effect of share of changes in fair value of investment properties (net of deferred taxation) of associates	**(518.4)**	(739.3)
Adjusted earnings	**4,691.6**	2,066.1
Attributable to:		
Continuing operations	**3,313.2**	1,599.2
Discontinued operations	**1,378.4**	466.9
Adjusted earnings	**4,691.6**	2,066.1
Adjusted earnings per share:		
	HK$	HK$
From continuing operations	**1.09**	0.56
From discontinued operations	**0.45**	0.16
	1.54	0.72

9 Segmental information

Segmental information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Continuing operations

Infrastructure	-	investment in infrastructure projects

Discontinued operations

Property leasing	-	property rental
Hotel operation	-	hotel operations and management
Security guard	-	provision of security guard services
Others	-	miscellaneous business operations

2007

	Continuing operations	Discontinued operations					
	Infra-structure	Property leasing	Hotel operation	Security guard services	Others	Elimi-nations	Consoli-dated
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Income and results							
Turnover	188.7	370.1	90.9	65.3	186.7	—	901.7
Other income	3.9	2.1	0.2	—	1.0	—	7.2
External income	192.6	372.2	91.1	65.3	187.7	—	908.9
Inter-segment income	—	0.1	—	0.8	3.8	(4.7)	—
Total income	192.6	372.3	91.1	66.1	191.5	(4.7)	908.9
Segment results	130.7	240.7	29.4	1.4	5.2		407.4
Interest income							221.3
Dividend income from listed investments							2.6
Profit for the year of disposal group							11.3
Increase in fair value of investment properties							219.5
Gain on disposal of Sale Companies and a subsidiary							930.0
Unallocated expenses, net							(43.3)
Finance costs							(4.1)
Share of profits less losses of associates							3,833.9
Profit before taxation							5,578.6
Income tax							(109.4)
Profit for the year							5,469.2

9 Segmental information (continued)

Business segments (continued)

2007

	Continuing operations	Discontinued operations				
	Infra-structure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Consoli-dated HK$ million
Other information						
Capital expenditure incurred during the year	174.2	92.7	—	0.2	1.1	268.2
Amortisation and depreciation	31.7	—	8.8	0.5	4.4	45.4
Loss on disposal / write off of property, plant and equipment	—	—	—	—	17.5	17.5

No business segment analysis in respect of assets and liabilities at 30 June 2007 is presented as there was only infrastructure business segment at 30 June 2007.

2006

	Continuing operations	Discontinued operations					
	Infra-structure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Elimi-nations HK$ million	Consoli-dated HK$ million
Income and results							
Turnover	136.4	613.8	95.3	64.8	236.8	—	1,147.1
Other income	1.0	3.8	0.2	—	3.4	—	8.4
External income	137.4	617.6	95.5	64.8	240.2	—	1,155.5
Inter-segment income	—	19.8	—	0.5	6.1	(26.4)	—
Total income	137.4	637.4	95.5	65.3	246.3	(26.4)	1,155.5
Segment results	81.8	329.4	35.6	2.3	(173.2)		275.9
Interest income							124.2
Dividend income from listed investments							6.7
Profit for the year of disposal group							11.2
Increase in fair value of investment properties							1,014.9
Unallocated expenses, net							(32.0)
Finance costs							(10.0)
Share of profits less losses of associates							2,489.1
Profit before taxation							3,880.0
Income tax							(184.9)
Profit for the year							3,695.1

9 Segmental information (continued)

Business segments (continued)

2006

	Continuing operations	Discontinued operations				
	Infra-structure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Consoli-dated HK$ million
Balance sheet						
Segment assets	1,214.5	6,316.7	276.4	21.5	430.0	8,259.1
Interests in associates						16,243.0
Amounts due from associates						46.1
Unallocated assets						5,328.7
Total consolidated assets						29,876.9
Segment liabilities	270.5	87.0	23.0	5.5	118.7	504.7
Amounts due to associates						0.8
Unallocated liabilities						1,091.3
Total consolidated liabilities						1,596.8
Other information						
Capital expenditure incurred during the year	11.1	—	0.8	0.6	15.9	28.4
Amortisation and depreciation	36.1	—	9.6	0.6	24.1	70.4
Impairment loss on:						
- debtors	—	0.4	0.6	—	0.3	1.3
- property, plant and equipment	—	—	—	—	4.5	4.5
- goodwill arising from acquisition of additional interests in subsidiaries	—	—	—	—	161.8	161.8
Loss on disposal of property, plant and equipment	—	—	—	—	7.8	7.8

Geographical segments

The Group's business is carried out in Hong Kong except for infrastructure business which is in Mainland China. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers. Segment assets and capital expenditure are based on geographical location of the assets.

	Hong Kong		Mainland China		Consolidated	
	2007 HK$ million	2006 HK$ million	**2007 HK$ million**	2006 HK$ million	**2007 HK$ million**	2006 HK$ million
Turnover	**713.0**	1,010.7	**188.7**	136.4	**901.7**	1,147.1
Other income	**3.3**	7.4	**3.9**	1.0	**7.2**	8.4
External income	**716.3**	1,018.1	**192.6**	137.4	**908.9**	1,155.5
Attributable to:						
- Continuing operations	—	—	**192.6**	137.4	**192.6**	137.4
- Discontinued operations	**716.3**	1,018.1	—	—	**716.3**	1,018.1
	716.3	1,018.1	**192.6**	137.4	**908.9**	1,155.5
Total consolidated assets	**18,148.1**	28,536.6	**1,715.3**	1,340.3	**19,863.4**	29,876.9
Capital expenditure incurred during the year	**94.0**	17.3	**174.2**	11.1	**268.2**	28.4

10 Trade and other receivables

	2007 HK$ million	2006 HK$ million
Trade debtors	**277.9**	173.0
Deposits, prepayments and other receivables	**48.1**	83.7
Consideration receivable	**27.7**	23.7
	353.7	280.4

The ageing analysis of trade debtors (net of impairment loss for bad and doubtful debts) of the Group as at the balance sheet date is as follows:

	2007 HK$ million	2006 HK$ million
Current or less than 1 month overdue	**16.9**	31.2
1 to 3 months overdue	**34.7**	35.3
More than 3 months overdue but less than 6 months overdue	**45.4**	17.0
More than 6 months overdue	**180.9**	89.5
	277.9	173.0

Trade and other receivables comprise toll income receivable, rental receivable and other trade and other receivables. In respect of toll income receivable, the amount is collected on behalf by a relevant government body in Hangzhou in accordance with the terms of agreement entered into between the Group and the government body. In respect of rental income from leasing of properties, monthly rents are received in advance and sufficient rental deposits are held. In respect of other trade and other receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. Normally, the Group does not obtain collateral from customers. Regular review and follow-up actions are carried out on the overdue amounts. Ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise exposure to credit risk. Adequate impairment losses have been made for the estimated irrecoverable amounts.

11 Trade and other payables

	2007 **HK$ million**	2006 HK$ million
Trade creditors	**37.2**	154.4
Rental deposits and other payables	**148.8**	126.6
	186.0	281.0

The ageing analysis of trade creditors of the Group as at the balance sheet date is as follows:

	2007 **HK$ million**	2006 HK$ million
Due within 1 month or on demand	**4.9**	103.0
Due after 1 month but within 3 months	**20.0**	39.2
Due after 3 months but within 6 months	**10.3**	2.8
Due after 6 months	**2.0**	9.4
	37.2	154.4

12 Comparative figures

Certain comparative figures have been adjusted or re-classified to conform with the disclosure requirements in respect of the discontinued operations set out in note 6.

13 Review of results

The financial results for the year ended 30 June 2007 have been reviewed with no disagreement by the Audit Committee of the Company. The financial figures above in respect of the Company's Announcement of 2007 Annual Results for the year ended 30 June 2007 ("Announcement") have been agreed by the Company's auditor, PricewaterhouseCoopers, to the amounts set out in the Group's consolidated accounts for the year ended 30 June 2007. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the Announcement.

Disposal of interests in certain companies of the Group

Pursuant to an agreement dated 27 March 2007 entered into between the Company and its intermediate holding company, Henderson Land Development Company Limited ("HLD"), the Company (i) disposed of its entire interests in certain subsidiaries and associates (collectively referred to as "Sale Companies") to HLD; and (ii) assigned the loans due to the Company by the Sale Companies, for a cash consideration of approximately HK$12,072.6 million. The transaction was completed on 13 June 2007, resulting in a gain on disposal of the Sale Companies to the Group of approximately HK$925.4 million.

Following the completion of the transaction on 13 June 2007, the Group ceased to be interested in the businesses of property leasing, hotel operation, security guard services and other businesses, as well as Miramar Hotel and Investment Company, Limited ("Miramar") and Hong Kong Ferry (Holdings) Company Limited ("Ferry"). For the purpose of presentation in the Group's consolidated accounts for the year ended 30 June 2007, the abovementioned businesses were classified as discontinued operations of the Group. Commencing from 14 June 2007, the Group's remaining business activities mainly comprise infrastructure business in Mainland China and the Group's interest in an associate, The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), which are collectively classified as continuing operations of the Group.

Results of operations

Turnover and profit

	Turnover		*Segment results*	
	Year ended 30 June 2007 **HK$ million**	*Year ended 30 June 2006* HK$ million	***Year ended 30 June 2007*** **HK$ million**	*Year ended 30 June 2006* HK$ million
Continuing operations				
- Infrastructure	**188.7**	136.4	**130.7**	81.8
Discontinued operations				
- Property leasing (before changes in fair value of investment properties)	**370.1**	613.8	**240.7**	329.4
- Hotel operation	**90.9**	95.3	**29.4**	35.6
- Security guard services	**65.3**	64.8	**1.4**	2.3
- Other businesses	**186.7**	236.8	**5.2**	(173.2)
	713.0	1,010.7	**276.7**	194.1
	901.7	1,147.1	**407.4**	275.9

	Year ended 30 June 2007 **HK$ million**	*Year ended 30 June 2006* HK$ million
Profit attributable to equity shareholders of the Company		
- Continuing operations	**3,626.3**	1,928.0
- Discontinued operations	**1,764.8**	1,739.2
Total	**5,391.1**	3,667.2
	HK$	HK$
Earnings per share		
- Continuing operations	**1.19**	0.67
- Discontinued operations	**0.58**	0.61
Total	**1.77**	1.28

The Group's turnover from continuing and discontinued operations for the financial year amounted to HK$901.7 million (2006: HK$1,147.1 million), representing a decrease of HK$245.4 million, or 21.4%, from the previous financial year. The decrease in the turnover was mainly attributable to the reduced revenue contribution from property leasing as a result of the termination of the property sub-letting business.

Profit attributable to equity shareholders of the Company from continuing operations for the financial year amounted to HK$3,626.3 million (2006: HK$1,928.0 million), representing an increase of HK$1,698.3 million, or 88.1%, from the previous financial year, which was mainly attributable to the increase in profit contribution from the infrastructure business and the Group's share of profit from Hong Kong and China Gas which is further explained below. Earnings per share from continuing operations for the financial year were HK$1.19 (2006: HK$0.67).

Profit attributable to equity shareholders of the Company from discontinued operations for the financial year amounted to HK$1,764.8 million (2006: HK$1,739.2 million), representing an increase of HK$25.6 million, or 1.5%, from the previous financial year. Earnings per share from discontinued operations for the financial year were HK$0.58 (2006: HK$0.61). Excluding the changes in fair value of investment properties of the Group and its associates (net of deferred taxation and minority interests), the underlying profit attributable to equity shareholders of the Company from discontinued operations for the financial year was HK$1,378.4 million (2006: HK$466.9 million), representing an increase of HK$911.5 million, or 195.2%, which was mainly attributable to a gain on disposal of the Sale Companies of HK$925.4 million (2006: HK$Nil).

Detailed discussions on major business segments are set out below.

Continuing operations

Infrastructure

Infrastructure projects in Mainland China reported a turnover of HK$188.7 million for the financial year (2006: HK$136.4 million), representing an increase of HK$52.3 million, or 38.3%, from the previous financial year. This was mainly attributable to the increase in traffic volume of a toll bridge in Hangzhou following the completion of major repair and maintenance work during the financial year. Profit contribution from this business segment for the financial year increased by HK$48.9 million, or 59.8%, to HK$130.7 million (2006: HK$81.8 million).

Associate - Hong Kong and China Gas

The Group's share of post-tax profit of Hong Kong and China Gas during the financial year was approximately HK$3,404.2 million (2006: HK$1,798.9 million), representing an increase of HK$1,605.3 million, or 89.2%, from the previous financial year. Excluding the changes in fair value of investment properties (net of deferred taxation), the Group's share of the underlying profit from Hong Kong and China Gas amounted to HK$3,091.1 million (2006: HK$1,470.1 million), representing an increase of HK$1,621.0 million, or 110.3%, from the previous financial year. The abovementioned increases in earnings are attributable to the fact that during the financial year, Hong Kong and China Gas recorded a share of profit from the sale of Grand Waterfront, a large-scale waterfront development project completed by the end of 2006, and a gain from the sale of its interests in ten piped city-gas companies in Mainland China to Towngas China Company Limited (formerly Panva Gas Holdings Limited).

Discontinued operations

Property Leasing

Revenue from property leasing for the financial year amounted to HK$370.1 million (2006: HK$613.8 million), representing a decrease of HK$243.7 million, or 39.7%, from the previous financial year. The decrease in turnover was largely attributable to the termination of the property sub-letting business as the operating costs of this business segment were affected by rising rental rates. Profit contribution from this business segment (before changes in fair value of investment properties) amounted to HK$240.7 million (2006: HK$329.4 million), representing a decrease of HK$88.7 million, or 26.9%, from the previous financial year.

Hotel operation

Newton Hotel Hong Kong and Newton Hotel Kowloon underwent substantial refurbishment work during the period from September 2006 to March 2007. Accordingly revenue and profit contribution dropped to HK$90.9 million (2006: HK$95.3 million) and HK$29.4 million (2006: HK$35.6 million), respectively.

Security guard services

Security guard services reported a turnover of HK$65.3 million (2006: HK$64.8 million) and profit contribution of HK$1.4 million (2006: HK$2.3 million) during the financial year.

Other businesses

Turnover of other businesses decreased by HK$50.1 million, or 21.2%, to HK$186.7 million for the financial year (2006: HK$236.8 million) which was largely attributable to the cessation of the information technology business in July 2006. Profit contribution from other businesses for the financial year amounted to HK$5.2 million (2006: loss of HK$173.2 million). A significant improvement was noted in view of a one-off provision for impairment loss on goodwill of HK$161.8 million relating to the information technology business which was made during the previous financial year.

Associates

The Group's share of post-tax profits less losses from associates, which ceased to be held by the Group with effect from 14 June 2007, amounted to HK$429.7 million (2006: HK$690.2 million), representing a decrease of HK$260.5 million, or 37.7%, from the previous financial year. Excluding the changes in fair value of investment properties (net of deferred taxation), the Group's share of underlying post-tax profits less losses from associates for the financial year amounted to HK$224.4 million (2006: HK$279.7 million), representing a decrease of HK$55.3 million, or 19.8%, from the previous financial year, which was mainly attributable to a lower amount of profit from sale of land in the United States by Miramar during the financial year.

Financial resources and liquidity

At 30 June 2007, the aggregate amount of the Group's bank borrowings was approximately HK$28.9 million (2006: HK$113.9 million). The cash and bank balances, the maturity profile of the bank borrowings and the gearing ratio of the Group are as follows:

	***As at 30 June 2007* HK$ million**	*As at 30 June 2006* HK$ million
Cash and bank balances	**3,684.1**	5,177.0
Less: Bank borrowings repayable:		
- Within 1 year	**22.7**	87.8
- After 1 year but within 2 years	—	20.6
- After 2 years but within 5 years	**6.2**	5.5
Total bank borrowings	**28.9**	113.9
Net cash and bank balances	**3,655.2**	5,063.1
Gearing ratio	**Nil**	Nil

The interest cover of the Group is calculated as follows:

	Year ended 30 June 2007 **HK$ million**	*Year ended 30 June 2006* HK$ million
Profit from continuing and discontinued operations (before changes in fair value of investment properties) plus the Group's share of the underlying profits less losses of associates (before taxation)	**5,207.4**	2,410.4
Less: Gain on disposal of the Sale Companies	**(925.4)**	—
Adjusted profit	**4,282.0**	2,410.4
Interest expense	**4.1**	10.0
Interest cover (times)	**1,044**	241

During the financial year, the Group demonstrated a strong ability in servicing its interest payments.

Based on the Group's net cash balance of HK$3,655.2 million as at 30 June 2007, the abundant banking facilities in place and the recurrent income generation from its continuing operations, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group's financing and treasury activities are centrally managed at the corporate level. Bank borrowings of the Group principally bear floating interest rates. Certain of the Group's bank borrowings were denominated in Renminbi to finance its infrastructure business in Mainland China. During the financial year, the Group did not enter into any derivative financial instruments for speculative or hedging purposes. The Group monitors closely its interest rate and foreign exchange rate exposures and will consider hedging these exposures should the need arise.

Apart from the foregoing, the Group did not have any material exposures to interest rates or foreign exchange rates as at 30 June 2007.

Material acquisitions and disposals

Save as disclosed under the section headed "Disposal of interests in certain companies of the Group", the Group did not undertake any significant acquisition or disposal of subsidiaries or assets during the financial year.

Charge on assets

Assets of the Group had not been charged to any third parties as at 30 June 2007, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructural projects in Mainland China were secured by the Group's toll highway operation rights.

Capital commitments

As at 30 June 2007, the Group did not have any capital commitments (2006: HK$34.2 million).

Contingent liabilities

As at 30 June 2006, the Company had contingent liabilities of HK$30.1 million in respect of guarantees given to the banks to secure the banking facilities granted to certain subsidiaries. As at 30 June 2007, the Company did not have similar contingent liabilities for reason that the Company had disposed of the aforementioned subsidiaries (being members of the Sale Companies) pursuant to an agreement dated 27 March 2007 entered into between the Company and HLD.

As at 30 June 2006 and 2007, the Group did not have any contingent liabilities.

Employees and remuneration policy

At 30 June 2007, the Group had approximately 330 (2006: 1,500) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and educational subsidies. Total staff costs from continuing and discontinued operations during the financial year amounted to HK$124.6 million (2006: HK$202.5 million).

OTHER INFORMATION

Closing of Register of Members

The Register of Members of the Company will be closed from Tuesday, 27 November 2007 to Monday, 3 December 2007, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 26 November 2007.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year.

Audit Committee

The Audit Committee met in September 2007 and reviewed the systems of internal control and compliance and the annual report for the year ended 30 June 2007.

Corporate Governance

During the year ended 30 June 2007, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company are not segregated under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business and his capacity as a chairman of the Hong Kong and China Gas Company Limited, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 17 September 2007

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END